UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of      June     , 2004
                 --------------

Commission File Number:  001-13196
                         ---------


                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)


PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
-------------------------------------------------------------------------------
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|                 Form 40-F  | |


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

           Item
           ----

1. Press Release of the Registrant, dated June 1, 2004, announcing prepayment of debt.

                                                                        Item 1

[DESC LOGO]

                                DESC PREPAYS DEBT


(NYSE: DES; BMV: DESC)

Mexico City, June 1, 2004 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today that as a result of the capital increase approved at the Annual Shareholders' Meeting held on March 8, 2004, and given the cash flow generated by the operation, the Company will prepay US$256 million of its debt. This prepayment reduces Desc's net debt by approximately 23% leaving a balance to date of US$757 million.

The prepayment is being applied in the following manner: US$162 million towards long-term bank credits, US$20 million towards the revolving bank credit line ( both of which form part of the syndicated credit restructured last December) and US$74 million towards Desc's dollar-denominated bond with a coupon rate of 8.75% and maturing in October 2007.

These measures reflect the Company's commitment to improve its financial situation by reducing debt, optimizing its weighted average cost of debt, improving financial indicators and positioning itself to recover its profitability levels.

Dollars figures are estimates.



DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) is one of the largest industrial groups in Mexico, with 2003 sales of approximately US$ 2 billion and nearly 14,000 employees, which through its subsidiaries is a leader in the Automobile Parts, Chemical, Food and Property sectors.

This press release contains forward-looking statements (pursuant to the Private Securities Litigation Reform Act of 1995) which reflect the current opinions of DESC's management regarding future events. The words "anticipate," "believe," "expect," "hope," "have the intention of," "might," "plan," "should" and similar expressions generally indicate comments on expectations. These comments are subject to risks, uncertainties and changing circumstances. The final results may be materially different from current expectations due to several factors, which include, but are not limited to, global and local changes in politics, the economy, business, competition, market and regulatory factors, cyclical trends in the automobile parts and chemical sectors; as well as other factors that are highlighted under the title "Risk Factors" on the annual Form 20F report submitted by DESC to the US Securities and Exchange Commission. DESC has no obligation whatsoever to update these comments on expectations. Any comment on expectations is valid only on the date on which it is made.



Contacts:

Marisol Vazquez Mellado
Jorge Padilla Ezeta
Tel: (5255) 5261-8044
jorge.padilla@desc.com.mx


Maria Barona
Melanie Carpenter
Tel: 212-406-3690
desc@i-advize.com
-----------------

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          Desc, S.A. de C.V.
                                          ------------------
                                             (Registrant)


Date: June 1, 2004                        By /s/ Arturo D'Acosta Ruiz
------------------                           ---------------------------------
                                                      (Signature)

                                             Name: Arturo D'Acosta Ruiz
                                             Title: Chief Financial Officer